		Exhibit 12

Cytec Industries Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended
	March 31,
	2013	2012
Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change	$5.7	$44.0
Add:
Amortization of capitalized interest	1.0	0.7
Fixed charges	12.9	11.8
Less:
Capitalized interest	(4.6)	(1.4)
Earnings as adjusted	$15.0	$55.1

Fixed charges:
Interest on indebtedness including amortized premiums, discount and deferred financing costs	$12.0	$11.2
Portion of rents representative of the interest factor	0.9	0.6
Fixed charges	$12.9	$11.8

Ratio of earnings to fixed charges	1.2	4.7